

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 30, 2009

Mr. Frank A. Pici
Chief Financial Officer
Penn Virginia Corporation
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

> **Re:** **Penn Virginia Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 001-13283**

Dear Mr. Pici:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 18 – Long Term Debt, page 121

1.   We note in conjunction with the issuance of convertible notes you entered into separate convertible hedge transactions and warrant transactions with affiliates of the underwriters of the convertible notes. The convertible hedge transactions

allow you to offset the potential dilution of the convertible notes in the event the market price of the common stock at the time of exercise is greater than the strike price of the note hedges, which corresponds to the initial conversion price of the convertible notes. In addition, the warrants that you sold to these parties require you to deliver shares of common stock equal to the difference between the then market price and the strike price of the warrants, which is $74.25. Please describe your accounting treatment for recognizing these transactions in your financial statements. Further, please identify where these transactions have been reflected in your financial statements.

Engineering Comments

Risk Related to Our Oil and Gas Business, page 21

Certain working interest owners in our properties have the right to control the timing of drilling activities on our properties under certain circumstances, page 25

2.   We would like to understand the level of exposure you may have to the risk factor described in this section. Please tell us the percentage of your reserves that are potentially impacted by this risk factor, and indicate the extent to which coal mining activities may be given priority over oil and gas activities. Please also quantify the oil and gas proved reserves that you have reported for these properties and provide the dates when they were first booked as proved reserves. Tell us if the coal companies have any deadlines on when they must begin their coal mining activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Oil and Gas Segment, page 51

3.   We note that you have reported potential locations beyond those identified for proved reserves. The guidance in Instruction 5 to Item 102 of Regulation S-K generally prohibits disclosing estimates of oil and gas other than proved reserves in SEC filings. Please amend your document to remove the number of potential locations.

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006, page 72

4.   We note that you recorded impairment charges of $2.6 million in 2007 due to changes in estimates of the reserve bases of fields on certain properties in Oklahoma and Texas, and $8.5 million in 2006 due to changes in estimates of reserve bases of certain fields in Louisiana, Texas and West Virginia which were primarily due to well performance. Please provide us with details of these reserve write downs and explain why you believe the initial volumes classified as proved reserves were correct.

Supplemental Information on Oil and Gas Producing Activities, page 136

Oil and Gas Reserves, page 138

5.   We note that your reserve reconciliation table includes a number of significant changes with no accompanying explanation. Please disclose your explanations for all significant reserve changes to comply with paragraph 11 of SFAS 69.

6.   We note a 50% increase in proved reserves in 2008 due to extensions and discoveries. Please provide us with a detailed explanation of these increases.

7.   Please tell us how much of your oil and gas revisions for each year presented were due to price changes and how much were due to performance changes.

8.   Please tell us the amount of oil and gas production that you forecasted for 2008 in the Total Proved Reserve Case of your 2007 reserve report, and reconcile, with explanation, the differences between forecasted amounts and actual production.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact r me at (202) 551-3740 with any other questions.

Sincerely,

 H. Roger Schwall
Assistant Director